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                         UNITED STATES                     OMB APPROVAL
              SECURITIES AND EXCHANGE COMMISSION      OMB Number:      3235-0058
                   Washington, D.C. 20549             Expires:      May 31, 1997
                                                      Estimated average burden
                          FORM 12b-25                 hours per response....2.50

                                                             SEC FILE NUMBER
                  NOTIFICATION OF LATE FILING

                                                               CUSIP NUMBER

(Check One):  /CK/Form 10-K / /Form 20-F / /Form 11-K / /Form 10-Q / /Form N-SAR

                 For Period Ended:       December 31, 1994
                                   -------------------------------
                 [ ] Transition Report on Form 10-K
                 [ ] Transition Report on Form 20-F
                 [ ] Transition Report on Form 11-K
                 [ ] Transition Report on Form 10-Q
                 [ ] Transition Report on Form N-SAR
                 For the Transition Period Ended: _____________________________

________________________________________________________________________________

  Read Instruction (on back page) Before Preparing Form. Please Print or Type.

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
________________________________________________________________________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

________________________________________________________________________________

PART I -- REGISTRANT INFORMATION
________________________________________________________________________________
Full Name of Registrant

                 Summit Tax Exempt Bond Fund, L.P.
________________________________________________________________________________
Former Name if Applicable

________________________________________________________________________________
Address of Principal Executive Officer (Street and Number)

                 625 Madison Avenue
________________________________________________________________________________
City, State and Zip Code

                 New York, New York 10022



PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

       |    (a) The reasons described in reasonable detail in Part III of
       |        this form could not be eliminated without unreasonable effort
       |        or expense;
       |    (b) The subject annual report, semi-annual report, transition
       |        report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or
/X/    |        portion thereof, will be filed on or before the fifteenth
       |        calendar day following the prescribed due date; or the subject
       |        quarterly report of transition report on Form 10-Q, or portion
       |        thereof will be filed on or before the fifth calendar day
       |        following the prescribed due date; and
       |    (c) The accountant's statement or other exhibit required by
       |        Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

         Bond valuations have not yet been finalized.


                                              (Attach Extra Sheets if Needed)
                                                              SEC 1344 (6/94)

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PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

   Robert J. Alexander                          (212)          214-1258
__________________________________________  _______________  ___________________

(2) Have all other other periodic reports required under Section
    13 or 15(d) of the Securities Exchange Act of 1934 or Section
    30 of the Investment Company Act of 1940 during the preceding
    12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no,
    identify report(s).                                            /X/Yes  / /No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be
    included in the subject report or portion thereof?             / /Yes  /X/No

    If so, attach an explanation of the anticipated change, both narratively and, quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

________________________________________________________________________________

                         Summit Tax Exempt Bond Fund, L.P.
            ___________________________________________________________
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date   April 3, 1995               By     Robert J. Alexander
     ____________________________     _______________________________________

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature.
If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

__________________________________ ATTENTION ___________________________________

   Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).
________________________________________________________________________________

                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25) (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (S232.201 or S232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (S232.13(b) of this chapter).